

Christiana Winfrey · 3rd

Early Stage Tech Startups - Growth Hacking, Operations, and Project Management

Atlanta Metropolitan Area · 500+ connections · **Contact info**

 **Various Companies**

 **University of San Die**

Experience



Operational Consultant and Project Manager
Various Companies · Contract
2016 – Present · 4 yrs

Gulf Oil MX, G-Plus Technology
Digital Stream Energy
FLITE Material Sciences Corp
Eikon Audio
Bullstrap
Evolution Media
Digivision
SynchroNet   **…see mor**



Senior Manager, Operations
iCARS powered by Limos.com
2016 – 2019 · 3 yrs
San Francisco Bay Area



Chief Operating Officer and Founder
Titan Urban Transportation
2013 – 2016 · 3 yrs

San Francisco Bay Area



Early Stage Operations Partner
Uber · Contract
2010 – 2013 · 3 yrs
San Francisco Bay Area



Business Development and Chief of Staff
Moxy Commerce, Inc.
2008 – 2010 · 2 yrs
Seattle, WA

Show 1 more experience ⌄

Education



University of San Diego
BA, Psychology, Theology
2004 – 2008
Activities and Societies: Dean's List, Honors, President's Council, Alpha Chi Omega Sorority

Licenses & Certifications



Certified Project Management Professional (PMP)
Project Management Institute

Volunteer Experience

Executive Director
Tommy E. Short Charitable Foundation
Environment



Assistant Teacher
Rady Children's Hospital-San Diego

Mentor
Girls Rising

Show 4 more experiences ⌄



